UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Zhone Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98950P108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Morteza Ejabat

Chief Executive Officer

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig Garner, Esq.

Ann Buckingham, Esq.

Latham & Watkins LLP

12636 High Buff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,013,518.05	$39.83

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have a value of $1,013,518.05 calculated using the Black-Scholes method based on a price per share of common stock of $0.125, the average of the high and low prices of the Issuer’s common stock as reported on The Nasdaq Global Market on October 13, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBITS
Offer to Exchange Certain Outstanding Stock Options for New Stock Options
Form of E-mail Communication to Eligible Optionholders of Zhone Technologies, Inc.
Form of Communication to Eligible Optionholders of Zhone Technologies, Inc.
Election Form
Notice of Withdrawal
Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form
Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal
Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer
Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer
Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer
Form of Reminder Communication to Eligible Optionholders about the Exchange Offer
Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan
First Amendment to the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan
Form of Zhone Technologies, Inc. Notice of Grant
Form of Stock Option Agreement for the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet–Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated October 17, 2008, attached hereto as Exhibit (a)(1)(A) (the “Offering Memorandum”), is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer is Zhone Technologies, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7001 Oakport Street, Oakland, California 94621 and the telephone number of its principal executive offices is (510) 777-7000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to its existing employees, officers and directors to exchange each outstanding option to purchase shares of the Company’s common stock previously granted under the Company’s equity incentive compensation plans that has an exercise price per share equal to or greater than $0.35 (the “Eligible Options”) on a one-for-one basis for the grant of a new option to purchase shares of the Company’s common stock (the “New Options”). Each New Option will be issued under the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan (the “2001 Zhone Plan”). To remain eligible to tender Eligible Options for exchange and cancellation and receive New Options, participants in the exchange offer must continue to be an employee, officer or director of the Company or any of its subsidiaries and must not have received nor given a notice of resignation or termination prior to the expiration of the exchange offer. As of October 3, 2008, options to purchase approximately 14,703,457 shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offering Memorandum and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

The information set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers,” “This Exchange Offer–Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer–Price Range of Our Common Stock” and “This Exchange Offer–Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under “This Exchange Offer–Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offering Memorandum under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers,” “This Exchange Offer–Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer–Procedures for Tendering Eligible Options,” “This Exchange Offer–Withdrawal Rights,” “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer–Conditions of This Exchange Offer,” “This Exchange Offer–Source and Amount of Consideration; Terms of New Options,” “This Exchange Offer–Information Concerning Us; Financial Information,” “This Exchange Offer–Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “This Exchange Offer–Legal Matters; Regulatory Approvals,” “This Exchange Offer–Material United States Tax Consequences” and “This Exchange Offer–Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases. The Company’s officers and directors will be eligible to participate in the exchange offer on the same terms and conditions as the Company’s employees. The information set forth in the Offering Memorandum under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under “This Exchange Offer–Procedures for Tendering Eligible Options” and “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The 2001 Zhone Plan, as amended, and the related form of Notice of Grant and stock option agreement included with the exchange offer and attached hereto as Exhibits (d)(1)-(d)(4) also contain information regarding the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offering Memorandum under “This Exchange Offer–Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options” and “This Exchange Offer–Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under “Summary Term Sheet–Questions and Answers,” “This Exchange Offer–Reverse Stock Split” and “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Offering Memorandum under “This Exchange Offer–Source and Amount of Consideration; Terms of New Options” and “This Exchange Offer–Fees and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under “This Exchange Offer–Conditions of This Exchange Offer” is incorporated herein by reference.

(d)  Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offering Memorandum under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10. Financial Statements

(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2008 is incorporated herein by reference. The financial information contained in the Offering Memorandum under “This Exchange Offer–Information Concerning Us; Financial Information” and referenced in “This Exchange Offer–Additional Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under “Risk Factors,” “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “This Exchange Offer–Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)	Form of E-mail Communication to Eligible Optionholders of Zhone Technologies, Inc.

(a)(1)(C)	Form of Communication to Eligible Optionholders of Zhone Technologies, Inc.

(a)(1)(D)	Election Form.

(a)(1)(E)	Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(K)	Form of Reminder Communication to Eligible Optionholders about the Exchange Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 17, 2007, File Number 000-32743).

(d)(2)	First Amendment to the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 17, 2008, File Number 000-32743).

(d)(3)	Form of Zhone Technologies, Inc. Notice of Grant.

(d)(4)	Form of Stock Option Agreement for the Zhone Technologies, Inc. Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 1, 2006, File Number 000-32743).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZHONE TECHNOLOGIES, INC.

By:	/s/ MORTEZA EJABAT

Name:	Morteza Ejabat
Title:	Chief Executive Officer

Date: October 17, 2008